SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Canterbury Park Holding Corporation.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

John L. Morgan

605 Highway 169 N., Suite 400

Minneapolis, Minnesota 55441

Telephone Number (763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13811E 10 1

1	Names of Reporting Persons John L. Morgan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 200,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

(a)           Title of Class of Securities:  Common Stock, par value $0.01 per share (“common stock”)

(b)           Name of Issuer:  Canterbury Park Holding Corporation (the “Company”)

(c)           Address of Issuer’s Principal Executive Offices:  1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.	Identity and Background.
(a) Name of Person Filing: John L. Morgan (b) Residence or Business Address:

Name	Business Address
John L. Morgan	Winmark Corporation 605 Highway 169 N., Suite 400 Minneapolis, Minnesota 55441

(c) Present Principal Occupation or Employment:

Name	Employment
John L. Morgan	Chairman and Chief Executive Officer of Winmark Corporation

(d)           Conviction in a criminal proceeding during the last five years: None.

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws:  None.

(f)            Citizenship:  Resident of Minnesota, Citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Personal funds were used to purchase 200,127 shares.

Item 4.	Purpose of the Transaction.

Mr. Morgan has purchased the shares of common stock in the Company for investment purposes.  Mr. Morgan has no plans with respect to the Company that would result in:

•              extraordinary corporate transaction;

•              sale or transfer of a material amount of assets;

•              change in the board or management;

•              change in the capitalization or dividend policy;

•              other material change in business or corporate structure;

•              changes in charter or bylaws;

•              delisting;

•              termination of registration; or

•              similar actions.

Mr. Morgan may from time to time acquire additional shares of common stock (or securities exercisable for or convertible into common stock) in the open market or in privately negotiated transactions, subject to availability of common stock at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that Mr. Morgan deems appropriate.  Alternatively, Mr. Morgan may sell all or a portion of the common stock reported herein (and any shares he may acquire in the future) in privately negotiated transactions or in the open market.  In addition, Mr. Morgan may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 5.	Interest in Securities of Issuer

(a)           Aggregate number and percentage of class beneficially owned:

As of March 23, 2010, Mr. Morgan may be deemed to be the beneficial owner of 200,127 shares of common stock.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Morgan may be deemed the beneficial owner of 5.0% of the Company’s common stock.  This calculation is based on 3,998,196 shares of common stock outstanding, as of November 13, 2009, reported in the Company’s Quarterly Report for the quarterly period ended September 30, 2009 filed with the Commission on November 13, 2009.

(b)           Voting and Dispositive Power:

Mr. Morgan has sole voting and dispositive power over 200,127 shares that may be deemed to be beneficially owned by him as of March 23, 2010.

(c)           Transactions within the past 60 days:  The information concerning transactions in the Common Stock effected by Mr. Morgan in the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference.  All of the transactions were open market purchases.

(d)           Right to Direct the Receipt of Dividends:  Not applicable.

(e)           Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2010

Name	/s/ John L. Morgan
John L. Morgan

Appendix A

Transactions by Mr. Morgan in Canterbury Park Holding Corporation during the past 60 days:

Date	Number of Shares Purchased	Price Per Share
01/22/2010	1,000	$7.11
01/29/2010	300	$7.23
02/03/2010	1,000	$7.16
02/08/2010	500	$7.11
02/17/2010	400	$7.32
02/19/2010	500	$7.32
02/22/2010	440	$7.07
03/04/2010	200	$8.34
03/04/2010	200	$8.42
03/04/2010	300	$8.44
03/04/2010	300	$8.41
03/09/2010	200	$8.48
03/09/2010	200	$8.45
03/09/2010	370	$8.52
03/10/2010	99	$8.86
03/10/2010	100	$8.90
03/10/2010	100	$8.92
03/10/2010	100	$8.97
03/10/2010	200	$8.92
03/10/2010	401	$8.89
03/23/2010	1,000	$7.31